Phoenix Apps Inc.
125-720 King Street West, Suite 2000
Toronto, Ontario M5V 3S5 Canada
(239) 451-3016

May 5, 2016

Katherine Wray – Attorney-Advisor
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Phoenix Apps Inc. (the “Company”)
Amendment No. 2 to Registration Statement on Form S-1, Filed March 25, 2016
File No. 333-209591

Dear Ms. Wray:

The Company is in receipt of your comment letter dated May 5, 2016, regarding the Company’s filings referenced above.

Below are the comments from your comment letter each followed by the Company’s responses thereto.

Financial Statements

Comment #1

We note your response to prior comment 5 and the revised audit report and we re-issue our comment.  The audit reports of your independent registered public accounting firm should include all of the financial statements presented in your filing, and only the financial statements presented in your filing.  These are as follows:

•	The balance sheet of Phoenix Apps (the Predecessor) as of December 31, 2014 and the related statements of operations, changes in partners’ capital and cash flows for the year ended December 31, 2014 and the period January 1, 2015 to November 29, 2015.

•	The balance sheet of Phoenix Apps Inc. (the Successor) as of December 31, 2015 and the related statements of operation, changes in stockholders’ equity, and cash flows for the period November 30, 2015 to December 31, 2015.

Response to Comment #1

The revisions requested have been made.

Sincerely,

/s/ Yi Xing Wang
Yi Xing Wang – Chief Executive Officer